FILED AS EDGAR CORRESPONDENCE

January 27, 2021

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Uncommon Funds Trust of Funds N1-A

Filing (File Nos. 333-23349503 and 811-23464)

Dear Mr. Sutcliffe:

This letter responds to comments provided on behalf of the staff of the Securities and Exchange Commission on November 13, 2020 regarding the registration statement on Form N-1A filed on behalf of the Uncommon Investment Funds Trust (the “Trust”) in connection with the Uncommon Generosity 50 Equity ETF (the “Generosity 50 Fund”), Uncommon Portfolio Design Core Equity ETF (the “Core Equity Fund”), Uncommon Promethos International Social Values ETF, Uncommon Promethos Global Climate Resilience ETF and Uncommon Promethos Global Social Justice ETF. The responses follow the same numbering sequence as in the comment letter; and each response summarizes the comment followed by a response. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Accompanying this letter is pre-effective amendment no. 1 to the registration statement (“Pre-effective Amendment #1”). I would like to point out that the Uncommon Promethos International Social Values ETF, Uncommon Promethos Global Climate Resilience ETF, and Uncommon Promethos Global Social Justice ETF (together the “Promethos Funds”) have been deleted from the filing. As comments 27-51 relate to the Promethos Funds, they are not addressed in this letter and will be addressed in a subsequent filing.

Legal Comments

1.	Comment: Revise the Trust Agreement to carve out federal securities laws claims from the limitation on derivative claims and disclose the provision and related risks.

Response: The provision has been revised to carve out any claims arising under the federal securities laws. Disclosure has been added.

2.	Comment: Please disclose the exclusive forum requirements and jury trial waiver provision in the Trust Agreement and the related risks in the Prospectus.

Response: These provisions have been disclosed. Risk disclosure has been added.

3.	Comment: Please correct the ’33 Act filing number.

Response: The '33 Act filing number has been corrected.

Prospectus Comments

4.	Comment: Please confirm that there are no fee waiver/reimbursement arrangements.

Response: The Advisor confirms that there no fee waiver/reimbursement arrangements for the Generosity 50 Fund or the Core Equity Fund (together, the “Funds”).

5.	Comment: ETF Risks—Please confirm whether securities underlying the ETF are traded outside of a collateralized settlement system.

Response: The Advisor confirms that the Funds’ portfolio securities are traded in a collateralized settlement system.

6.	Comment: ETF Risks—Please disclose that cash creation unit transactions may cause the ETF to incur certain costs and disclose those costs.

Response: The requested disclosure has been added to ETF Risks.

7.	Comment: Please specify the number of shares in each Creation Unit.

Response: “Each Fund issues and redeems Shares at NAV only in Creation Units of 10,000 Shares.” is disclosed in: How to Buy and Sell Shares.

8.	Comment: Please order the risks to prioritize the risks that are most likely to adversely affect each Fund’s net asset value, yield and total return.

Response: The risks have been reordered as requested.

9.	Comment: In Principal Risks, industry concentration risk and concentration risk appear duplicative. Please eliminate one or explain why they should both remain.

Response: Concentration Risk has been eliminated.

10.	Comment: Please clarify Paul Knipping's business experience during the last 5 years.

Response: Mr. Knipping’s business experience has been updated.

11.	Comment: How to Buy and Sell Shares—Please provide the size of creation units.

Response: “Each Fund issues and redeems Shares at NAV only in Creation Units of 10,000 Shares.” is disclosed in How to Buy and Sell Shares.

12.	Comment: Please disclose that the index contains a minimum of 45 issuers and the circumstances under which the Generosity 50 Index would only contain 45 issuers.

Response: The requested disclosure has been added.

13.	Comment: Please disclose that corporate giving receives higher weighting in security selection.

Response: The requested disclosure has been added.

14.	Comment: Please provide clear explanation of allocations within the Generosity 50, including information on sector allocations.

Response: The constituents of the Generosity 50 Index are allocated on the basis of the Generosity rating; those with a higher Generosity Ranking are rewarded with a higher allocation in the Index. We have added “Target sector weights of the Index are designed to match the sector weights of the Parent Index, with the weightings within each sector based on each constituent’s Generosity Ranking.”

15.	Comment: Please clarify that the Generosity 50 Fund uses data in addition to data supplied by JUST.

Response: The requested clarification has been added.

16.	Comment: The Index methodology does not utilize a 5% threshold for predatory lending practices while the Prospectus does. Please reconcile the two descriptions.

Response: The descriptions have been reconciled to reflect that the Fund does not use a 5% threshold for predatory lending practices.

17.	Comment: If the Fund uses derivatives to gain exposure to the index, please disclose this strategy with specificity.

Response: The Fund does not intend to use derivatives to gain exposure to the Index.

18.	Comment: Please disclose how and when the Fund rebalances in response to the quarterly review of the index.

Response: The requested disclosure has been added.

19.	Comment: Please disclose the annual reconstitution process described in the methodology.

Response: The following disclosure has been added: “The Index is reviewed annually for full Index reconstitution, assessing companies in the Parent Index for inclusion, removal or reweighting based on the then-current Generosity Ranking.”

20.	Comment: Please disclose the primary performance benchmark in the prospectus.

Response: The requested disclosure has been added.

21.	Comment: Please file the licensing agreement between the Uncommon Giving Corporation and the JUST Capital Foundation, Inc. as it is a material contract under Item 28(h) of Form N- 1A.

Response: The JUST Capital Foundation, Inc. licensing agreement has been added and filed as an exhibit to Pre-effective Amendment #1.

22.	Comment: Please confirm that acquired fund fees and expenses are not anticipated to exceed 0.01 percent of average net assets of the Core Equity Fund.

Response: The Advisor confirms that acquired fund fees and expenses are not anticipated to exceed 0.01 percent of average net assets of the Core Equity Fund.

23.	Comment: Does the Core Equity Fund plan to invest principally in derivatives to hedge any foreign currency risk?

Response: The Core Equity Fund does not intend to invest principally in derivatives to hedge any foreign currency risk.

24.	Comment: Does the Core Equity Fund intend to lend securities as a principal investment strategy? If so, please disclose this fact along with any related risks.

Response: The Core Equity Fund does not intend to lend securities as a principal investment strategy.

25.	Comment: ETF Risks—Please add appropriate disclosure when ETF’s underlying securities trade in a market that is closed when the ETF’s primary is open.

Response: The Generosity 50 Fund and the Core Equity Fund will not invest in ADRs or foreign securities and the requested disclosure is not applicable. References to ADRs and foreign securities and associated risks have been deleted in Pre-effective Amendment #1.

26.	Comment: Disclose additional disclosure relating to Master Limited Partnership Risks.

Response: The Core Equity Fund does not intend to invest in MLPs. References to MLPs and associated risks have been deleted in Pre-effective Amendment #1.

Please note: Comments 27-51 inclusive relate to the Promethos Funds which have been deleted from Pre-effective Amendment #1.

27.	Principal Investment Strategies—Please disclose and clarify how the factors listed in the first paragraph of the principle investment strategies (protection of human life, etc.) integrate with the Fund's 80% investment in companies outside the United States that promote Social Values. Are companies that meet the exclusionary threshold presumed to meet the Social Values requirement?

28.	Principal Investment Strategies—Please disclose and explain how the factors from the first paragraph are integrated into the sub-advisor's quantitative and fundamental analyses. Are these first paragraph factors the same as the later described “ESG practices and procedures?” If different, please specifically describe the “ESG practices and procedures” considered. Also, if different, please disclose how the first paragraph factors and the ESG factors integrate into the sub-advisor's analysis.

29.	Principal Investment Strategies—Please disclose the specific criteria the Fund uses to determine that an investment is economically tied to countries outside the U.S.

30.	Principal Investment Strategies—Please disclose the method used for determining if a country is an emerging market. Please note that this comment applies to other sections of the prospectus that contain similar disclosure—in particular, the Uncommon Promethos Global Climate Resilience ETF and the Uncommon Promethos Social Justice ETF.

31.	Principal Investment Strategies—Explain whether the sub-advisor's analysis is applied to every investment it makes for the Fund, or only to some of its investments. Are there any exceptions to the analytical process? If so, please disclose and explain.

32.	Principal Investment Strategies/Risks—It appears that the Fund intends to use one or multiple third party data/scoring providers. In the principal strategies, please identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use multiple third party providers. Please also briefly summarize each providers’ criteria/methodology in the principal strategies. Please explain how proprietary data, if any, is integrated. Also, consider any related principal risks to the Fund’s use of third party data providers, since the criteria used by providers can differ significantly.

33.	Principal Investment Risks—Although the principal risks do not appear to be in alphabetical order, the section includes the following sentence: “They are presented in alphabetical order to facilitate finding particular risks and comparing them with those of other funds.” Please remove this sentence. Please also confirm that the risks are prioritized for those most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure.

34.	Principal Investment Risks—Given that the sub-advisor anticipates a “high active share portfolio,” please disclose a high portfolio turnover risk, or explain why one is not necessary.

35.	Principal Investment Strategies—Please disclose and clarify how the factors listed in the first paragraph (greenhouse gas emissions, etc.) of the principle investment strategies integrate with the Fund's 80% investment in companies dedicated to mitigating climate change and ecological damage.

36.	Principal Investment Strategies—Please disclose and explain how the factors from the first paragraph are integrated into the sub-advisor's quantitative and fundamental analyses. Are these first paragraph factors the same as the later described “ESG practices and procedures?” If different, please specifically describe the “ESG practices and procedures” considered. Also, if different, please disclose how the first paragraph factors and the ESG factors integrate into the sub-advisor's analysis.

37.	Principal Investment Strategies—The Fund’s name includes the term “global.” Please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

38.	Principal Investment Strategies—Please disclose the specific criteria the Fund uses to determine that an investment is economically tied to countries outside the U.S.

39.	Principal Investment Strategies—Explain whether the sub-advisor's analysis is applied to every investment it makes for the Fund, or only to some of its investments. Are there any exceptions to the analytical process? If so, please disclose and explain.

40.	Principal Investment Strategies/Risks—It appears that the Fund intends to use one or multiple third party data/scoring providers. In the principal strategies, please identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use multiple third party providers. Please also briefly summarize each providers’ criteria/methodology in the principal strategies. Please explain how proprietary data, if any, is integrated. Also consider any related principal risks to the Fund’s use of third party data providers, since the criteria used by providers can differ significantly.

41.	Principal Investment Risks—Given that the sub-advisor anticipates a “high active share portfolio,” please disclose a high portfolio turnover risk, or explain why one is not necessary.

42.	Principal Investment Strategies—Please disclose and clarify how the factors listed in the first paragraph of the principle investment strategies (dedicated policies, products, and services that mitigate and tackle climate change and ecological damage, etc.) integrate with the Fund's 80% investment policy. Are companies that meet the exclusionary threshold (5% gross revenues from exclusionary activities) presumed to meet any social justice requirement?

43.	Principal Investment Strategies—In addition, please disclose and explain how the factors from the first paragraph are integrated into the sub-advisor's quantitative and fundamental analyses. Are these first paragraph factors the same as the later described “ESG practices and procedures?” If different, please specifically describe the “ESG practices and procedures” considered. Also, if different, please disclose how the first paragraph factors and the ESG factors integrate into the sub-advisor's analysis.

44.	Principal Investment Strategies—Please explain why the list of exclusions is not exhaustive. Based on your response, we may have further comments.

45.	Principal Investment Strategies—The Fund’s name includes the term “global.” Please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

46.	Principal Investment Strategies—Please disclose the specific criteria the Fund uses to determine that an investment is economically tied to countries outside the U.S.

47.	Principal Investment Strategies—The Fund’s name includes the words “Social Justice.” The Staff believes these words suggest a type of investment, and, therefore, the Fund should include an 80% names rule policy that covers “Social Justice.”

48.	Principal Investment Strategies—It appears that the Fund intends to use one or multiple third party data/scoring providers. In the principal strategies, please identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use multiple third party providers. Please also briefly summarize each providers’ criteria/methodology in the principal strategies. Please explain how proprietary data, if any, is integrated. Also consider any related principal risks to the Fund’s use of third party data providers, since the criteria used by providers can differ significantly.

49.	Principal Investment Strategies—Explain whether the sub-advisor's analysis is applied to every investment it makes for the Fund, or only to some of its investments. Are there any exceptions to the analytical process? If so, please disclose and explain.

50.	Principal Investment Strategies—The paragraph that starts, “The Fund expects that, from time to time . . .” is repetitive. Please eliminate this paragraph or the previous paragraph in this section that provides the same information.

51.	Investment Practices, Securities and Related Risks—With regard to investments in emerging market securities on page 57, the prospectus notes that the Climate and Social Justice Funds may invest up to 10 percent in emerging markets. In light of this, please explain why the Climate and Social Justice Funds are marked as “NA” for emerging market securities in the chart.

Statement of Additional Information Comments

52.	Comment: Please provide all required information on independent trustees when available.

Response: The required information for the independent trustees has been provided.

53.	Comment: Please correct footnote 2 on page 64.

Response: The footnote has been corrected.

54.	Comment: Please revise “Since Inception” to the year to which the Trust is referring.

Response: The requested change has been made.

55.	Comment: On pages 64 and 65, under Item 17(a)(1) of Form N-1A, please provide ages for Eric Rubin, Brian Curley, and Jesse Hallee.

Response: The ages for Messrs. Curley, Hallee and Rubin have been provided.

56.	Comment: Control Persons and Principal Holders of Securities—Upon sale of shares of the Funds, please ensure that required information regarding principal holders appears in the SAI under Item 18(b) of Form N-1A.

Response: The required information will be included.

57.	Comment: Please provide the filing date of the Trust’s application for a manger of managers exemptive order.

Response: The application was filed with the Commission on November 25, 2020.

58.	Comment: Please provide all required information under Item 19(a)(1) of Form N-1A (i.e., the name of any person who controls the Adviser, the basis of the person's control, the general nature of the person's business, and if material, the business history of any organization that controls the Adviser).

Response: The requested information for Investment Research Partners LLC has been added. The Funds sub-advised by Promethos Capital, LLC have been removed from Pre-effective Amendment #1.

59.	Comment: Proxy Voting Policy and Procedures—The Funds should disclose, where appropriate, how the Funds will approach relevant ESG proxy issues for their portfolio companies. Alternatively, the Funds should explain in correspondence why such disclosure is not required.

Response: The Sub-Advisor to the Promethos Funds applies ESG screening to the Promethos Funds. The Promethos Funds have been removed from Pre-effective #1.

Accounting Comments

1.	Comment: Please file the investment advisory agreement.

Response: The investment advisory agreement is filed as an exhibit to Pre-effective Amendment #1.

2.	Comment: Please describe if the agreements to be filed with the Commission as they relate to the management fees contain provisions whereby the Funds are contractually obligated to pay service providers.

Response: The Funds are not contractually obligated to pay the service providers.

3.	Comment: The Independent Registered Public Accounting Firm is named as CohnResnick LLP. Please confirm this is accurate or if this a typographical error.

Response: The name of the firm is CohnReznick LLP and has been corrected.

4.	Comment: Please confirm compliance with Section 14(a)(3) of the Investment Company Act of 1940.

Response: The Advisor confirms compliance with Section 14(a)(3) of the Investment Company Act of 1940.

Should you have any questions regarding this letter, please contact me at (201) 888-1703.

Sincerely,

/s/ Thaddeus Leszczynski, Secretary

Uncommon Investment Advisors LLC

cc:	Alan Goldberg, Esq.

Jesse Hallee, Esq.